

October 6, 2017

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, NY 10176

>   **Re: Destination Maternity Corporation**
>   **Preliminary Proxy Statement on Schedule 14A filed by Orchestra-Prémaman**
>   **S.A and Yeled Invest S.A.**
>   **Filed September 28, 2017**
>   **File No. 0-21196**

Dear Mr. Davis:

We have reviewed your letter dated October 5, 2017 responding to our comment letter dated October 3, 2017 related to the filing above and have the following additional comments.

1.   The opening paragraph of your response letter indicates that the "Revised Preliminary Proxy Statement on Schedule 14A" was filed on October 5, 2017, but no such filing appears on the sec.gov Edgar website. We instead have received a response letter that includes as an attachment a draft Amendment No. 1 to the preliminary proxy statement. Please advise.

2.   We note your response to prior comment 1 and your proposed changed to the disclosure in the proxy statement and proxy card and we reissue the comment. As discussed with you on the telephone today, notwithstanding your response that Orchestra has revised the proxy card to remove the authority to vote for the election of any person to any office, we note that the proposed changes to Proposal No. 1 still provide in the "Note" that a shareholder's shares "will be voted for the remaining nominees."

3.   We note your response to prior comment 3 and we reissue the comment in part with respect to the following statements in the proxy statement. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure.

- "…insufficiently clear financial reporting…" No support has been provided.
- "Under the Status Quo Directors, the company has repeatedly announced major targets, and has repeatedly missed them." The provided information does not appear to adequately support this statement.

In addition, refer to the disclosure in the proposed revised proxy statement indicating the percentage stock price drop during the tenure of each of the Status Quo Directors. Please revise to indicate the specific date range used to determine such percentages.

4. We note your response and proposed revised disclosure in response to comment 4. As discussed with you over the telephone today, there appears to be sufficient information contained in the Company's Form 8-K filed December 20, 2016 for Orchestra to provide the information specified in Item 5(b)(xi) of Schedule 14A and Item 404(a) of Regulation S-K. As noted on the call, such information can readily be found in other sources available to Orchestra as well. Item 404(a)(3) and (4) of Regulation S-K only require approximate values. We would not object to Orchestra qualifying such disclosed approximations by reference to stock prices and currency exchange rates as of particular specified dates.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions